Eurasian Minerals Inc.

NEWS RELEASE

EURASIAN MINERALS COMPLETES MERGER WITH BULLION MONARCH
Eurasian adds Bullion assets to its property portfolio

Vancouver, British Columbia, August 20, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) - Eurasian Minerals Inc. (“EMX” or the “Company”) is pleased to announce that on August 17, 2012, it closed the previously announced merger (the “Merger”) with Bullion Monarch Mining, Inc. (“Bullion” or “BULM”), and as a result, BULM has become a wholly-owned subsidiary of EMX. The Merger was effective on Friday, August 17, 2012 following approval by BULM’s shareholders at a special meeting held on the same day.

Under the terms of the merger agreement, BULM shareholders receive 0.45 of an EMX common share and US$0.11 in cash for each share of BULM common stock held. The value of the total Merger consideration paid to BULM shareholders is approximately US$36.9 million.

In connection with the closing of the Merger, Mr. James (Andy) Morris has joined the Eurasian board of directors. In addition, Mr. R. Don Morris has been appointed to EMX’s advisory board. Both appointments are effective immediately.

The Merger has been conditionally approved by the TSX Venture Exchange but remains subject to final acceptance pending receipt of the certified results of the BULM shareholders’ meeting.

Bullion intends to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the U.S. Securities and Exchange Commission (“SEC”). Bullion’s obligations to file with the SEC certain reports and forms, including Forms 10-K, 10-Q and 8-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

The combined company holds more than 145 properties on five continents, as well as a currently paying 1% gross smelter return (GSR) royalty on several projects on the Carlin Trend in Nevada, including the Leeville mine and the Four Corners project operated by Newmont Mining Corporation. This royalty paid BULM more than US$20 million in the last six fiscal years and more than US$5 million in Bullion’s fiscal 2012 alone.

About Eurasian Minerals Inc.

EMX is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. EMX currently has projects in 11 countries on five continents, and generates wealth via grassroots prospect generation, strategic acquisition and royalty growth. Visit EMX’s website at www.EurasianMinerals.com for more information.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com